

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2019

Jaime Pérez Renovales
Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, NY 10022

> **Re: Banco Santander, S.A.**
> **Registration Statement on Form F-4**
> **Filed May 17, 2019**
> **File No. 333-231581**

Dear Mr. Pérez Renovales:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Nicholas A. Kronfeld, Esq.